Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 6 DATED DECEMBER 6, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024, as supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Columbus Office Portfolio – Columbus, Ohio

As previously disclosed, on November 5, 2019, we acquired a $7,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) for the acquisition and renovation of an office portfolio consisting of a pair of non-contiguous office buildings located in Columbus, Ohio. We acquired the Equity Investment from Columbus Office Portfolio, LLC, a special purpose entity of which the Company is the sole member. In connection with the Equity Investment, the entity entered into a loan from an unaffiliated lender in the amount of $33,635,340 (the “Loan”).

On December 1, 2024, the entity entered into maturity default under the terms of the Loan. The entity’s manager is currently working on a loan modification and extension with the lender. There is no guarantee that the modification and extension will occur.